                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             EntrePort Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


              Florida                                     65-0703923
  ----------------------------------             ----------------------------
    (State or other jurisdiction of                    (I.R.S. Employer
    incorporation or organization)                     Identification No.)


      10455 Sorrento Valley Road
             Suite 204
        San Diego, California                               92121
  ----------------------------------            -----------------------------
(Address of principal executive offices)                  (Zip Code)


          Issuer's telephone number, including area code  619-643-5100
                                                          ------------


Securities to be registered under Section 12(b) of the Act:

           Title of each class                Name of each exchange on which
           to be so registered                each class is to be registered

                None                                      N/A
  ----------------------------------            -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                 (Title of class)

Part 1

Item 1.  Description of Business

Business Development
--------------------

  EntrePort Corporation (the Company") is a developmental stage company engaged in the business of developing Web portals on the Internet for purposes of offering general information, communication tools and training to members of certain targeted Internet communities. The Company was formed under the laws of the State of Florida on October 4, 1996 under the name Dogwood Tree Capital Corp. for the purpose of listing its securities on the OTC Bulletin Board and then acquiring an interest in a suitable business. In October 1996, the Company issued 5,025,000 shares of its $.001 par value common stock ("Common Stock") to 26 individuals, including 5,000,000 shares to its founder, at a price of $.001 per share. In October 1998, the Company listed its shares of Common Stock on the OTC Bulletin Board.

  The Company had no assets or operations from the time of its incorporation until February 1999, at which time the Company hired Mr. David D'Arcangelo, currently the Company's Chairman of the Board, to develop the Company's current Web business. At that time, the Company's founder canceled, for no consideration, 4,410,000 shares of Common Stock and resigned from all positions with the Company, and the Company issued an aggregate of 3,800,000 shares of Common Stock, including 2,400,000 shares to Mr. D'Arcangelo, in consideration of marketing and business plans, consulting services and cash.

  During March through May1999, the Company conducted the private placement sale of convertible notes for the gross proceeds of $595,000. The notes were in the aggregate principal amount of $595,000 and bore interest on the principal amount at the rate of six percent (6%) per annum. The principal amount of the notes were convertible into shares of Common Stock at the rate of $2.00 to $3.00 per share. In June 1999, $215,000 of the principal amount of the notes was converted into 107,500 shares of Common Stock and the remaining $380,000 in principal was converted into 126,667 shares of Common Stock. On March 25, 1999, the Company changed its corporate name to EntrePort Corporation.

  The Company's executive offices are located at 10455 Sorrento Drive, Suite 204, San Diego, California 92121; telephone number (619) 643-5100.

Business of the Issuer
----------------------

  General

  The Company is a developmental stage company engaged in the business of developing Web portals on the Internet for purposes of offering general information, communication tools and training to members of certain targeted Internet communities. The Company currently has three Web portals under development, including Web portals devoted to golfing, real estate and the African-American community. The Company intends to generate revenue through membership fees charged to subscribers to the portals; advertising income from third party advertisers at the portal sites; percentage interests in the income derived by third parties who provide seminars, training and speeches at the Company's Web portals; and through the sale of products and services at the Web portals.

  The Company intends to market its portals to the public through both on-line and off-line media but initially will concentrate on off-line media such as radio, television, direct mailing and seminars. The Company intends to replicate its initial portals for additional targeted affinity groups large and cohesive enough to support an Internet community. The Company's goal is to become the leading on-line, target specific portal service.

  In June 1999, the Company entered ino an agreement with Worldwide Health and Business Solution Pty. Worldwide Health is a large distributor of an international marketing concern. Worldwide has signed up over 150,000 sub-distributors internationally in the last six years. Pursuant to the agreement, Worldwide Health has engaged the Company to design and develop a Web site that will be self replicating, thereby allowing Worldwide Health's sub-distributors to create their own separate and customized Web site through which they can market their business opportunity. Each Web site will provide a host of sales tools and aids, career opportunities, frequently asked questions, articles, business overview and upcoming events, to name a few. Participating distributors who subscribe to the Company's personalized Web site service will pay a one-time subscription fee of $50.00 to $150.00 and a monthly subscription fee of $19.95.

  In July 1999, the Company purchased 2.5% of the outstanding common stock of SportsWare Technologies, Inc. ("STI") for $200,000, plus received an option to purchase the remaining 97.5% on or before January 20, 2000. STI publishes the National Golf Course Directory and provides Internet content through its URL Play18.com. The agreement allows the Company to acquire the outstanding common shares of STI for $8,000,000, of which $5,500,000 is payable in cash and $2,500,000 is payable in common shares of the Company based on the average closing price of the Company's common shares for the 30 days immediately preceding exercise of the option.

  As of the date of this registration statement, the Company had not completed the development of any of its proposed Web portals nor otherwise commenced meaningful revenue producing operations. The Company expects to complete its initial Web portals devoted to golf and real estate in the fourth quarter of 1999. The Company expects to complete its portal devoted to the African-American community in the first quarter of 2000. The Company's activities to date have included the market analysis for and development of its initial Web portals. In early 1999, the Company conducted in-house beta testing of several marketing specific Web portals. These beta test sites generated $21,414 in revenue during the initial test.

  The Internet

  The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically and providing businesses with an attractive means of marketing and selling their products and services. The Internet enables features and functions that are unavailable in traditional business process, permitting on-line entrepreneurs and companies to interact effectively with customers and prospects. International Data Corporation ("IDC") estimates the number of users associated with accessing the Web to increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. According to IDC, worldwide-commerce revenue on the Internet is expected to increase from approximately $300 billion at the end of 1998 to more than $425 billion in 2002. Jupiter Communications, Inc. estimates that the amount of advertising dollars spent on the Internet is expected to increase from approximately $1.9 billion in 1998 to $7.7 billion by 2002, a compound annual growth rate of 42%.

  The increasing use of the Internet as a commercial medium has been accompanied by a diversification in the type of commerce that is conducted on the Internet and a proliferation in the types of products and services available on the Internet. The Internet has created a dynamic and particularly attractive medium for business, empowering businesses and consumers to distribute and gather more comparative data than is feasible with traditional commerce systems, to communicate and shop in ways that can be more convenient for them and to interact with each other in many new ways. As the Internet has become more accessible and widely used for transactions, it has emerged as a primary business channel alongside the telephone, paper-based communication and face-to-face interaction.

  The Company's Services and Products

  General
  -------

  The Company's intends to develop Web portals at which it will offer general information, communication tools, training and other goods and services. These Web portals will be accessible by the general public, however, only established subscribers or registered visitors will be permitted to use the Company's portals as the case may be.

  The Company's Web portals will be accessible by a minimum hardware configuration consisting of a 486 personal computer with Windows `95 or greater, with 16 megabytes of RAM, 20 megabytes of free hard disk space, a 14,400 modem and a direct PPP Internet connection. All services will be provided in a Windows-based menu driven format with "point and click" interactivity. Persons who wish to use the Company's Web portals will be able to subscribe over the Internet by completing an application available at the Web portal, opening an account and making a deposit with the Company with the user's credit card. In May 1998, the Company was approved as a credit card merchant by Imperial Bank.

  The Company's Initial Portals
  ------------------------------

  General.  The Company's portals will provide rich content to specific targeted
  -------
affinity groups. Each portal will offer a broad array of resources and services such as e-mail, forums, search engines, and on-line shopping as well as both live and recorded training. Certain channels such as e-mail, forums, search engines, shopping and training will be common to all portals. However, each portal will also contain channels tailored to the needs and interests of the targeted affinity group for that portal. By adopting this approach, each portal will be of more utility to its targeted users than are the majority of current portals which seek to attract the public at large.

  Real Estate Portal.  This portal will be aimed at real estate professionals in
  ------------------
the United States and throughout the world. According to the National Association of Realtors there are over 720,000 members nationwide. The U.S. Census Bureau estimates that this industry employs 1,231,471 people and generates over $141,000,000,000 in revenue.

  The Company believes, based on its internal marketing analysis and discussions with senior executives in the real estate industry, that the real estate industry is looking to increase operating efficiencies and profits through the deployment of computer/Internet technologies, particularly in the area of sales training. The Company will offer membership based on-line training for real estate professionals.

  Golf Portal.  This portal will be aimed at golfers and members of their
  -----------
support groups such as family members and friends. According to the National Golf Foundation in 1996 there were approximately 26,500,000 golfers in the United States aged 12 and over compared to 19,900,000 golfers in 1986, an increase of 33%. Statistics reveal that the typical golfer is male, 39 years old and has a household income of approximately $63,000.00. In 1996, industry statistics indicate that golfers spent about $15.1 billion on equipment compared to $7.8 billion in 1986, a nearly 100% increase. The channels for the Golf Portal will include on-line training, discount tee times, discount merchandise, handicapping service and current news.

  The African-American Portal.  The African-American Portal will be targeted at
  ---------------------------
the over 34,000,000 African-Americans in the United States and the millions of African descent, living in other countries worldwide. According to industry sources African-American buying power in the United States in 1997 was $392 billion. The channels to be included in the African-American Portal are shopping, training, business opportunity, loans, work from home, travel, community news, music, health and parenting, astrology and psychics line, better health, fashion, careers, sports, African-American women and others as they are developed.

  Future Portal Possibilities. The Company intends to replicate its initial
  ---------------------------
portals for additional targeted affinity groups large and cohesive enough to support an Internet community. The Company's goal is to become the leading on-line, target specific portal service.

  Content Production

  The Company intends to create rich, useful content for its portals in order to attract the largest number of users from each affinity group. The Company intends to develop the content directly and to provide content indirectly through licensing arrangements with third party content providers and links other content-based Web sites. Each of the Company's portals will be run by a key employee of the Company with significant experience in the related industry.

  Technological Capability and Support

  The Company intends to contract with various Web development companies utilizing the latest available technologies to build its Web portals. The Company will hire personnel to internally manage and service the portals on a daily basis. Management believes that this strategy will be the most efficient and productive method of building its portal network.

  The Company intends to provide a high level of customer support to its customer base. The Company intends to provide technical and customer service support via its corporate e-mail, 24 hours a day, seven days a week. In addition to the support channel, the Company intends to provide for instant messaging and support chat rooms. To assist in providing quality and responsive support, the Company intends to develop or acquire software programs that record, acknowledge, route, queue, and generate reports on e-mail.

  Marketing

  The Company intends to market its products and services through a combination of on-line and off-line advertising, including traditional print, radio and television advertising, direct mail, telemarketing (phone fax and e-mail) and through the visibility created by the seminars hosted or sponsored by the Company.

  The Company intends to use a direct sales force as well as alternative distribution channels. Through the combination of a direct sales force and alternative distribution channels, the Company believes it will be able to more rapidly access markets and increase revenue-producing traffic on its portal network. To implement its distribution strategy, the Company intends to develop an in-house direct sales force to market its portal products and services directly to large corporations in the target markets. In addition, the direct sales force will target national and international accounts and target large audiences of through an aggressive seminar program.

  As part of its distribution strategy, the Company is developing several alternative distribution channels, including agents and resellers. Agents will be independent individuals selling the Company's portal services under the "EntrePort" brand name in exchange for revenue based commissions. Resellers will be independent organizations that will sell the Company's portal services under the "EntrePort" brand name in exchange for revenue based commissions. Reseller organizations will focus on small geographically dispersed organizations.

  Intellectual Property

  The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures to protect its proprietary rights. Much of the Company's proprietary information may not be patentable, and the Company does not currently possess any patents. The Company intends to seek trademark protection for the mark "EntrePort" and its portals.

  Government Regulations

  The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. Moreover, the applicability to the Internet or other on-line services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain.

  Employees

  As of the date of this registration statement, the Company employs 12 people on a full-time basis. None of the Company's employees are covered by an ongoing collective bargaining agreement with the Company and the Company believes that its relationship with its employees is good.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Plan of Operations
------------------

  The Company is a developmental stage company engaged in the business of developing Web portals on the Internet for purposes of offering general information, communication tools and training to members of certain targeted Internet communities. As of the date of this registration statement, the Company has not completed the development of any of its proposed Web portals nor otherwise commenced revenue producing operations. The Company expects to complete its initial Web portals devoted to real estate and golf in the fourth quarter of 1999. The Company expects to complete its portal devoted to the African-American community in the first quarter of 2000. The Company's activities to date have included the market analysis for and development of its initial Web portals. In early 1999, the Company conducted in-house beta testing of several marketing specific Web portals, though which the Company received $21,414 revenues during the five months ended May 31, 1999.

  The Company has financed its activities to date through the sale of its securities. See Item 4, Part II - "Recent Sales of Unregistered Securities" for a description of the Company's sale of shares of its securities since inception. During March through May 1999, the Company conducted the private placement sale of convertible notes for the gross proceeds of $595,000. The notes were in the aggregate principal amount of $595,000 and bore interest on the principal amount at the rate of six percent (6%) per annum. The principal amount of the notes were convertible into shares of Common Stock at the rate of $2.00 to $3.00 per share. In June 1999, $215,000 of the principal amount of the notes was converted into 107,500 shares of Common Stock and the remaining $380,000 in principal was converted into 126,667 shares of Common Stock

  As of May 31, 1999, the Company had a working capital deficit and negative book value of $224,315. The Company's plan of operations over the next 12 months includes the expected completion of its initial Web portals devoted to real estate and golf in the fourth quarter of 1999 and the African-American portal in the first quarter of 2000. The Company believes that it will require,
at least,   $5,000,000 of capital over the next 12 months in order to fund the completion of its presently proposed Web portals. In addition, the Company will need an additional $5,500,000 by January 2000 should it elect to complete its acquisition of SportsWare Technologies, Inc. The Company intends to pursue a private placement of its securities in order to satisfy its working capital requirements. However, there are no commitments or understandings on the part of any third parties for the purchase of the Company's securities. Therefore, there can be no assurance that the Company will be able to obtain sufficient additional capital, either through the proposed private placement or otherwise, in order to fund the Company's working capital requirements in a timely manner. The report of the Company's independent accountants for the fiscal year ended December 31, 1998 states that due to the absence of operating revenues, there is substantial doubt about the Company's ability to continue as a going concern.

Year 2000 Compliance
--------------------

  The Company utilizes computer software programs and operating systems, including applications used in developing and operating its proposed Web business. To the extent the Company's software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement of such applications, may be necessary. The Company has appointed a Year 2000 Committee to perform an audit to assess the scope of the Company's risks and bring its applications into compliance. The Committee is currently in the process of completing its identification of applications that are not Year 2000 compliant, if any. In addition, the Company has begun to ask its vendors about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000.

  The Company is in the early stages of conducting its Year 2000 audit and therefore is unable to make a reasonable estimate of the costs associated with Year 2000 compliance. Accordingly, no assurance can be given that any or all of the Company's or third party systems are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or that the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

Forward Looking Statements
--------------------------

  This registration statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "endeavor," "expect," "anticipate," "estimate," "intends," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's development stage status and lack of commercial operations or revenues; the Company's present financial condition and the risks and the availability of additional capital as and when required; the going concern opinion included in the report of the Company's independent accountants for the Company's fiscal 1998 financial statements; the risks and uncertainties concerning technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

Item 3.  Description of Property

  The Company's executive offices are located in San Diego, California and consist of approximately 3,000 square feet for a monthly rent of $4,000.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

  The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of July 31, 1999 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.


                   Name and Address                                  Number of Shares                           Percentage Owned
                                                       ------------------------------------------          -----------------------
David J. D'Arcangelo (1)(2)                                                 2,533,334                               40.5%
William A. Shue (1)(3)                                                      1,500,000                               23.9%
Richard J. Kurtz (1)(4)                                                       100,000                                1.5%
Kym Yancey (1)(5)                                                                 -0-                                 --
All officers and directors                                                  4,133,334                               66.1%
as a group(6)

_______________________

(1)  Address is 10455 Sorrento Valley Road, Suite 204, San Diego, California
     92121.

(2) Does not includes options granted to Mr. D'Arcangelo to purchase 50,000 shares of Common Stock .

(3) Does not include options granted to Mr. Shue to purchase 150,000 shares of Common Stock.

(4) Does not include options granted to Mr. Kurtz to purchase 300,000 shares of Common Stock.

(5) Does not include options granted to Mr. Yancey to purchase 450,000 shares of Common Stock.

(6) Does not include options to granted to officers and directors to purchase an aggregate of 950,000 shares of Common Stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

  Set forth below are the directors and officers of the Company.

                   Name                      Age                                       Position
--------------------------------         --------      ------------------------------------------------------------------------
David J. D'Arcangelo                          43        Chairman of the Board

William A. Shue                               43        President, Chief Executive Officer, Chief Executive Officer, Secretary
                                                        and Director

Richard J. Kurtz                              33        Senior Vice President/Real Estate Portal

Kim Yancey                                    44        Senior Vice President/African-American Portal

  Mr. D'Arcangelo has served as Chairman of the Board of Directors since February 17, 1999. From February 17, 1999 to March 21, 1999, Mr. D'Arcangelo also served as President and Chief Executive Officer of the Company. In 1991, Mr. D'Arcangelo became President and co-founder of the Financial Destiny group of companies with Anthony J. Robbins, and in 1993 he assumed the role as President of Destiny Strategies, Inc. On June 1, 1994, Mr. D'Arcangelo merged his day-to-day business with Rodman & Renshaw, Inc., a division of Rodman Capitol Group formerly listed on the New York Stock Exchange. His book "Wealth Starts at Home," published by McGraw-Hill, was released in 1997.

  Mr. Shue has served as President, Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Company since April 17, 1999. Mr. Shue was formerly President/Director and one of the original founders of Caribiner International, Inc., a New York Stock Exchange company. From its inception in 1988, Mr. Shue built Caribiner into the leading business communications company in the world with currently over $650 million in sales.

  Mr. Kurtz has served as Senior Vice President-Real Estate of the Company since June 22, 1999. Mr. Kurtz acquired The Achievement Group in 1986, a company he joined in 1984 as National Director of Marketing. Under his leadership the company was reorganized and renamed Resource Dynamics. As Resource Dynamics' president Mr. Kurtz pioneered and defined the industry of "Real Estate Training and Development."

  Mr. Yancey has served as Senior Vice President-Afrocentric since June 5, 1999. Mr. Yancey has over twenty years of marketing experience resulting in dynamic leadership skills. Mr. Yancey has built his success on a foundation of targeted marketing with special emphasis on speaking to the multi-culturalism and the diversity of today's consumers.

  Each director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the Bylaws of the Company.

Item 6.  Executive Compensation

  Cash Compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1998, 1997 and 1996.

                                        Annual Compensation                                     Long-Term Compensation
                               -----------------------------------------      ----------------------------------------------------
       Name and Position       Year     Salary    Bonus     Other Annual       Restricted           Common Shares        All Other
                                                            Compensation      Stock Awards ($)     Underlying Options     Compen-
                                                                                                       Granted            sation
                                                                                                     (# Shares)
      ------------------       ----     ------    -----     ------------      ---------------      -----------------    ----------
David J. D'Arcangelo,           1998      -0-      -0-           -0-                 -0-                  -0-               -0-
 Chairman(1)                    1997      -0-      -0-           -0-                 -0-                  -0-               -0-
                                1996      -0-      -0-           -0-                 -0-                  -0-               -0-

William A. Shue, President and  1998      -0-      -0-           -0-                 -0-                  -0-               -0-
 CEO(2)                         1997      -0-      -0-           -0-                 -0-                  -0-               -0-
                                1996      -0-      -0-           -0-                 -0-                  -0-               -0-

Richard J. Kurtz, Senior VP(3)  1998      -0-      -0-           -0-                 -0-                  -0-               -0-
                                1997      -0-      -0-           -0-                 -0-                  -0-               -0-
                                1996      -0-      -0-           -0-                 -0-                  -0-               -0-

Kym Yancey, Senior VP(4)        1998      -0-      -0-           -0-                 -0-                  -0-               -0-
                                1997      -0-      -0-           -0-                 -0-                  -0-               -0-
                                1996      -0-      -0-           -0-                 -0-                  -0-               -0-

_______________

(1) Commencing March 17, 1999, the Company has paid Mr. D'Arcangelo a salary of $100,000 per year.

(2) Commencing April 17, 1999, the Company has paid Mr. Shue a salary of $100,000 per year.

(3) Commencing June 22, 1999, the Company has paid Mr. Kurtz a salary of $220,000 per year.

(4) Commencing June 5, 1999, the Company has paid Mr. Yancey a salary of $90,000 per year.

                     Option/SAR Grants in Last Fiscal Year

                                                           Individual Grants
--------------------------------------------------------------------------------------------------------------------------------
     Name                    Number of Securities          % of Total Options/SARs         Exercise or Base      Expiration Date
                           Underlying Options/SARs         Granted to Employees in           Price ($/Sh)
                                 Granted (#)                     Fiscal Year
----------------           -----------------------         -----------------------         ----------------     ----------------

                                     None.

              Aggregated Option/SAR Exercises in Last Fiscal Year
                         and FY-End Option/SAR Values

-----------------------------------------------------------------------------------------------------------
                                                                            Number of
                                                                           Securities
                          Shares Acquired                                  Underlying           Value of
       Name                 on Exercise            Value Received          Unexercised         Unexercised
                                                                          Options (SARs       In-the-Money
                                                                            at FY-End         Options (SARs
                                                                               (#)            at FY-End($)
                                                                          Exercisable/        Exercisable/
                                                                          Unexercisable       Unexercisable
-------------------    -------------------    ----------------------    ---------------    ----------------

                                     None.

  Compensation of Directors. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. The Company intends to appoint additional members to its Board of Directors, including outside or non-officer members to the board. Any outside directors may receive an attendance fee for each meeting of the Board of Directors. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

Item 7.  Certain Relationships and Related Transactions.

  None.

Item 8.  Description of Securities.

Common Stock

  The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of July 31, 1999, 6,249,167 shares were issued and outstanding and held of record by approximately 18 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Florida law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

  The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "ERTE" since October 1998. From inception of trading through July 31, 1999, the high and low last sale prices were $7.75 per share and $.0625 per share, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.

  As of July 31, 1999, there were approximately 18 record holders of the Company's Common Stock.

  The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 2.  Legal Proceedings.

  There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 3.  Changes in and Disagreements with Accountants

  In July 1999, the Company dismissed Barry L. Friedman, Certified Public Accountant, as the independent auditor for the Company and appointed Ernst & Young LLP as independent auditors. Mr. Friedman had previously audited the Company's financial statements as of and for the fiscal years ended December 31, 1998, 1997 and 1966. The decision to change independent auditors was approved by the Board of Directors of the Company. During the fiscal year ended December 31, 1997 and through July 1999, there were no disagreements between the Company and Mr. Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to the satisfaction of Mr. Friedman would have caused him to make reference to the subject matter of the disagreement in connection with his reports.

  Except for the explanatory paragraph included in the firm's report on the financial statements for the 1998, 1997 and 1996 fiscal years, relating to substantial doubt existing about the Company's ability to continue as a going concern, the audit reports of Mr. Friedman on the

Company's financial statements as of December 31, 1998, 1997 and 1996 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Item 4.  Recent Sales of Unregistered Securities.

  During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

  A. In October 1996, the Company issued 5,000,000 shares of Common Stock to the founder of the Company, at a price of $.001 per share of which 4,410,000 were retired. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the Securities Act of 1933 ("1933 Act").

  B. In October 1996, the Company conducted a private placement of 25,000 shares of Common Stock to 25 parties, at a price of $.001 per share. There was no underwriter involved in the placement. The placement was conducted pursuant to Section 4(2) of the 1933 Act.

  C. In March 1999, the Company issued an aggregate of 2,800,000 shares of Common Stock to three parties, including 2,533,334 shares to Mr. David J. D'Arcangelo, the Company's Chairman of the Board, and 133,333 shares of Common Stock each to two consultants to the Company, in consideration of marketing and business plans and consulting services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

  D. In February 1999, the Company conducted a private placement of 1,000,000 shares of Common Stock to four individuals, at a price of $.001 per share.
There was no underwriter involved in the placement. The placement was conducted pursuant to Rule 504 under the 1933 Act.

  E. During March through May 1999, the Company conducted a private placement sale of convertible notes to six parties for the gross proceeds of $595,000.
The notes were in the aggregate principal amount of $595,000 and bore interest on the principal amount at the rate of six percent (6%) per annum. The principal amount of the notes were convertible into shares of Common Stock at the rate of $2.00 to $3.00 per share. In June 1999, the holders of the notes converted the entire principal amount into 234,167 shares of Common Stock.
There was no underwriter involved in the placement. The placement was conducted pursuant to Section 4(2) of the 1933 Act.

  F. During the first and second quarters of 1999, the Company issued an aggregate of 1,600,000 shares of Common Stock and options to purchase an aggregate of 950,000 to five officers and directors of the Company. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

Item 5.  Indemnification of Directors and Officers.

Florida Statutes
----------------

Articles of Incorporation
-------------------------

  The Company's Articles of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Articles of Incorporation also provide for the indemnification of the Company's directors and officers.

Indemnity Agreements
--------------------

  The Company's Articles of Incorporation provide that the Company may indemnify its directors and officers to the fullest extent permitted by law and the Company has agreed to provide such indemnification to its officers and directors, pursuant to written indemnity agreements.

                         INDEX TO FINANCIAL STATEMENTS


ENTREPORT CORPORATION

Independent Auditors' Report.............  21
Balance Sheets...........................  22
Statements of Operations.................  24
Statements of Stockholders' Equity.......  25
Statements of Cash Flows.................  26
Notes to Financial Statements............  27

Unaudited Balance Sheets.................  29
Unaudited Statements of Operations.......  30
Unaudited Statements of Cash Flows.......  31
Notes to Unaudited Financial Statements..  32

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                              October 6, 1998
Dogwood Tree Capital Corp.
Miami, Florida

          I have audited the accompanying Balance Sheets of Dogwood Tree Capital Corp. (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997 and 1998; and the period October 4, 1996, (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

          In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dogwood Tree Capital Corp. (A Development Stage Company) as of October 5, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the period January l, 1998, to October 5, 1998, for the year ended December 31, 1997, and the period October 4, 1996, (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As I discussed in Note 3 to the financial statements, the company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                     /s/ Barry L. Friedman
                                                     ---------------------------
                                                     Barry L. Friedman
                                                     Certified public Accountant

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                                     ASSETS
                                     ------


                                   December 31,         December 31,      December 31,
                                       1998                 1997              1996
                                  -------------         -----------       -----------
CURRENT ASSETS:

   TOTAL CURRENT ASSETS           $           0         $        0        $        0

OTHER ASSETS:

   TOTAL OTHER ASSETS             $           0         $        0        $        0
                                  -------------         ----------        ----------
   TOTAL ASSETS                   $           0         $        0        $        0
                                  =============         ==========        ==========

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


                                           December 31,          December 31,          December 31,
                                               1998                  1997                  1996
                                       -------------------   -------------------   -------------------
CURRENT LIABILITIES:

  TOTAL CURRENT LIABILITIES            $                 0   $                 0   $                 0

STOCKHOLDERS' EQUITY: (Note 1)

    Common stock, $0.001 par value
    authorized 50,000,000 Shares
    issued and outstanding, at
    December 31, 1996-5,025,000 shs                                                              5,025
    December 31, 1997-5,025,000 shs                                        5,025
    October 5, 1998-5,025,000 shs                    5,025

    Additional paid in capital                           0                     0                     0

    Accumulated loss                                -5,025                -5,025                -5,025
                                       -------------------   -------------------   -------------------
  TOTAL STOCKHOLDERS' EQUITY           $                 0   $                 0   $                 0
                                       -------------------   -------------------   -------------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                   $                 0   $                 0   $                 0
                                       ===================   ===================   ===================

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS
                            -----------------------


                                                                                                         Oct. 4, 1996
                                              Year Ended          Year Ended      Oct. 4, 1996 to         (inception)
                                             Dec. 31, 1998       Dec. 31, 1997    Dec. 31, 1996         to Dec 31, 1998
                                          -----------------   -----------------   -----------------   -----------------
INCOME:

  Revenue                                 $               0   $               0   $               0   $               0
                                          -----------------   -----------------   -----------------   -----------------

EXPENSES:
  General, Selling and Administrative     $               0   $               0   $               0   $               0
                                          -----------------   -----------------   -----------------   -----------------

    Total Expenses                        $               0   $               0   $               0   $               0
                                          -----------------   -----------------   -----------------   -----------------

Net Profit/Loss (-)                       $               0   $               0   $          -5,025   $          -5,025
                                          =================   =================   =================   =================

Net Profit/Loss (-) per
weighted share (Note 1)                   $           .0000   $           .0000   $          -.0010   $          -.0010
                                          =================   =================   =================   =================

Weighted average number of common shares
 outstanding                                      5,025,000           5,025,000           5,025,000           5,025,000
                                          =================   =================   =================   =================

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------

                                                        Common Stock
                                           -------------------------------------
                                                                                       Additional          Accumulated
                                                 Shares              Amount          Paid-In Capital         Deficit
                                           -----------------   -----------------   -----------------   -----------------
October 4, 1996 issuance of common stock           5,025,000   $           5,025   $               0   $               0

Net loss, October 4, 1996
   to December 31, 1996                                                                                           -5,025

Balance, December 31, 1996                         5,025,000   $           5,025   $               0   $          -5,025

Net loss year ended December 31, 1997                                                                                  0
                                           -----------------   -----------------   -----------------   -----------------

Balance, December 31, 1997                         5,025,000   $           5,025   $               0   $          -5,025

Net loss, year ended December 31, 1998
                                           -----------------   -----------------   -----------------   -----------------

Balance, December 31, 1998                         5,025,000   $           5,025   $               0   $          -5,025
                                           =================   =================   =================   =================

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS
                            -----------------------


                                                                                                           Oct. 4, 1996
                                               Year Ended          Year Ended       Oct. 4, 1996 to        (inception)
                                              Dec. 31, 1998       Dec. 31, 1997      Dec. 31, 1996       to Dec 31, 1998
                                           -----------------   -----------------   -----------------   -----------------
Cash Flows from Operating Activities:
  Net Loss                                 $               0   $               0   $          -5,025   $          -5,025
  Adjustment to net loss to net cash
   provided by operating activities                        0                   0                   0                   0

Changes in assets and liabilities:
  Increase in current liabilities:                         0                   0                   0                   0
                                           -----------------   -----------------   -----------------   -----------------

Net cash used in operating activities      $               0   $               0   $          -5,025   $          -5,025

Cash Flows from investing activities                       0                   0                   0                   0

Cash Flows from Financing Activities:
  Issuance of common stock for services                    0                   0              +5,025              +5,025
                                           -----------------   -----------------   -----------------   -----------------

Net increase (decrease) in cash            $               0   $               0   $               0   $               0

Cash, beginning of period                                  0                   0                   0                   0
                                           -----------------   -----------------   -----------------   -----------------

Cash, end of period                        $               0   $               0   $               0   $               0
                                           =================   =================   =================   =================

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

          December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

        The Company was organized October 4, 1996, under the laws of the State of Florida, as Dogwood Tree Capital Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

        On October 4, 1996, the company issued 5,025,000 shares of its $0.001 par value common stock for services of $5,025.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

        Accounting policies and procedures have not been determined except as follows:

        1.  The Company uses the accrual method of accounting.

        2. Earnings per share is computed using the weighted average number of common shares outstanding.

        3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

        The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - WARRANTS AND OPTIONS

        There are no warrants or options outstanding to issue any additional shares of common stock.

                           DOGWOOD TREE CAPITAL CORP.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS CONTINUED
                    ---------------------------------------

          December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 5 - RELATED PARTY TRANSACTION

        The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                             ENTREPORT CORPORATION
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                                                                             May 31, 1999                    December 31, 1998
                                                                    --------------------------         --------------------------
Assets                                                                       (Unaudited)                         (Audited)
Current Assets
  Cash and Cash Equivalents                                         $             372,981
  Notes Receivable                                                                 10,000
  Prepaid Expenses and Other Assets                                                 9,000
                                                                    --------------------------         --------------------------

      Total Current Assets                                                        391,981                               -0-

Equipment, Net                                                                     79,950                               -0-

Deposits and Prepaid Rent                                                          25,621                               -0-

Intangible Assets                                                                   2,800                               -0-
                                                                    --------------------------
                                                                    $             500,352                               -0-
                                                                    ==========================         ==========================

 Liabilities and Stockholders' Equity

Current Liabilities
  Accounts Payable and Accrued Expenses                             $              20,496
      Convertible Notes                                                           595,000
      Other Current Liabilities                                                       800                               800
                                                                    -------------------------          --------------------------

      Total Current Liabilities                                                   616,296                               800

Stockholders' Equity
  Common Stock, $.001 par value; authorized 50,000,000 shares;
   issued and outstanding: May 31,1999: 6,015,000; December
   31, 1998: 5,025,000
                                                                                    6,015                             5,025


      Additional Paid-In Capital                                                      -0-
      Accumulated Deficit                                                        (121,959)                           (5,825)
                                                                    -------------------------          --------------------------
                                                                                 (115,944)                              -0-
                                                                    -------------------------
                                                                    $             500,352                               -0-
                                                                    =========================          ==========================

                             ENTREPORT CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                            ------------------------


                                                                                                     Cumulative from
                                              Five Months Ended            Year Ended            Inception of Operations
                                                   May 31,                December 31,           October 4, 1996 to May
                                                    1999                      1998                         31,
                                                                                                          1999
                                              -------------------         ----------------       ------------------------
Revenue                                       $           21,414          $            -0-       $               -21,414
  Less Discounts                                             -0-                       -0-                           -0-
                                              ------------------          ----------------       -----------------------

      Net Revenue                             $           21,414          $            -0-       $                21,414
                                              ------------------          ----------------       -----------------------

Operating Expenses:
  Operating Expenses                          $          141,457          $            800       $               142,257
                                              ------------------          ----------------       -----------------------

      Loss from Operations                    $         (120,043)         $           (800)      $              (120,843)

Financial Income (Expense):
  Interest Income                             $              -0-          $            -0-       $                   -0-
  Interest Expense                                           -0-                       -0-                           -0-
                                              ------------------          ----------------       -----------------------

                                              $              -0-          $            -0-       $                   -0-
                                              ------------------          ----------------       -----------------------

      Net (Loss) Before Income Taxes          $        $(120,043)         $           (800)      $              (120,843)
                                              ------------------          ----------------       -----------------------

Tax Expense                                   $              -0-          $            -0-       $                   -0-
                                              ------------------          ----------------       -----------------------

      Net (Loss)                              $         (120,043)         $           (800)      $              (120,843)
                                              ==================          ================       =======================

                             ENTREPORT CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                            ------------------------


                                                                  Five Months Ended May 31,              Cumulative from Inception
                                                                                                           of Operation October 4,
                                                                                                               1996 to May 31,
                                                             ----------------------------------------
                                                                    1999                 1998                      1999
                                                             ------------------      ----------------    -------------------------
Cash Flows from Operating Activities
 Net (Loss)                                                  $         (120,043)     $            -0-    $            (120,043)
  Adjustment to Reconcile Net (Loss) to Operating
   Activities:
    Depreciation and Amortization                                           -0-                   -0-                      -0-
     Loss on Sale of Securities Available for Sale                          -0-                   -0-                      -0-
     Issuance of common stock options and warrants                          -0-                   -0-                      -0-
      For Licensing and Consulting Fees and Compensation                    -0-                   -0-                      -0-


  Changes in Assets and Working Capital Components:
   (Increase) Decrease in:
    Prepaid Expenses                                                     (8,210)     $            -0-                   (8,210)
    Notes Receivable                                                    (10,000)                  -0-                  (10,000)
   Increase (Decrease) in:
    Accounts Payable and Accrued Expenses                                20,496                   -0-                   20,496
    Convertible Notes                                                   595,000                   -0-                  595,000
                                                             ------------------      ----------------    ---------------------

      Net Cash (Used in) Operating Activities                $          477,243      $            -0-    $             477,243

Cash Flows from Investing Activities
 Increase in Deposits                                        $          (25,621)     $            -0-    $             (25,621)
 Purchase of Equipment and Furniture                                    (79,950)                  -0-                  (79,950)
 Intangible Assets                                                       (2,800)                  -0-                   (2,800)
                                                             ------------------      ----------------    ---------------------

      Net Cash Provided by (Used in) Investing Activities    $         (108,371)     $            -0-    $            (108,371)


Cash Flows from Financing Activities

Net Proceeds from Retirement of Common Stock                 $           (4,109)     $            -0-    $              (4,109)
                                                             ------------------      ----------------    ---------------------

      Net Cash Provided by Financing Activities              $           (4,109)     $            -0-    $              (4,109)
                                                             ------------------      ----------------    ---------------------

      Net Increase (Decrease) in Cash and Cash Equivalents   $          372,981      $            -0-    $             372,981
                                                             ==================      ================    =====================

                             ENTREPORT CORPORATION
                         (A Development Stage Company)

                         NOTES TO FINANCIAL INFORMATION
                         ------------------------------


1.  Basis of Presentation

          These financial statements of EntrePort Corporation (the "Company") do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the financial information set forth in the accompanying financial statements reflect all adjustments necessary for a fair statement of the periods reported, and all such adjustments were of a normal and recurring nature. Interim results are not necessarily indicative of results for a full year.

           a.  Private Placement

          In March and April of 1999, the Company commenced a private placement of convertible notes with conversion rates of $2.00 to $3.00 per share. As of May 31, 1999, the Company had issued $595,000 of convertible notes.

           b.  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           c.  Authorized Capital

          As of May 31, 1999, the Company was authorized to issue 50,000,000 shares of common stock of which 6,249,167 shares were outstanding.

           d.  Plan of Operations

          The Company is engaged in the business of developing niche portals for Internet communities. Currently, the Company has two test sites that have generated $21,414 of revenue for the period ended May 31, 1999. The Company anticipates eliminating the test sites and to develop new sites that will require considerable working capital.

          As of May 31, 1999, the Company had working capital of ($235,105) of which $595,000 are short term convertible notes. The notes were converted to 234,167 shares of stock of the Company during June 1999.

                             ENTREPORT CORPORATION
                         (A Development Stage Company)

                         NOTES TO FINANCIAL INFORMATION
                         ------------------------------


           e.  Employment Agreements

          During the fiscal year 1999, the Company entered into employment agreements with key management. Mr. D'Arcangelo, Chairman of the Company, executed a three year employment agreement with an annual salary of $100,000. Below are listed other key individuals with annual salary.

                Name                         Term                               Salary
        ----------------------    -------------------------------     -------------------------------
        William A. Shue                      3 Years                           $100,000
        Kym Yancey                           3 Years                           $ 90,000
        Rick Kurtz                           2 Years                           $220,000

          f.  Common Stock

          During the fiscal year 1999, the Company retired 4,410,000 shares of Company stock from an original founder of the Company. Additionally, the Company issued new stock to various individuals and key employees. Such shares issued amounted to outstanding of 6,249,167.

          g.  Employee Stock Option Plan

          During the fiscal year 1999, the Company adopted an Employee Stock Option Plan ("ESOP") reserving 2,000,000 shares of common stock for key employees and individuals. As of May 31, 1999, the Company has granted 950,000 options with various vesting periods, to purchase shares of common stock of the Company at prices of $1.00 to $3.50 per share.

          h.  Year 2000 Compliance

          The Company utilized computer software programs and operating systems, including applications used in operations. The Company has appointed a Year 2000 Committee to perform an audit to assess the scope of the company's risks and bring its applications into compliance. The Committee is currently in the process of completing its identification of applications that are not Year 2000 compliant, if any. In addition, the Company has begun to ask its vendors about

                             ENTREPORT CORPORATION
                         (A Development Stage Company)

                         NOTES TO FINANCIAL INFORMATION
                         ------------------------------

their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000.

          The Company is in the early stages of conducting its Year 2000 audit and therefore is unable to make a reasonable estimate of the costs associated with Year 2000 compliance. Accordingly, no assurance can be given that any or all of the Company's or third party systems are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or that the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

          i.  Subsequent Event.

          On July 20, 1999, the Company purchased 2.5% of SportsWare Technologies, Inc. ("STI") for $200,000. The Company also received an option to purchase all the remaining outstanding shares of STI for $8,000,000; $5,500,000 in cash and $2,500,000 in the Company's common stock. Such option expires January 20, 2000.

PART III

Item 1.  Index To Exhibits                                      Page
                                                                ----

  3.1  Certificate of Incorporation of the Company

  3.2  Bylaws of the Company

  3.3  Certificate of Amendment to Articles of Incorporation

  4.1  Specimen of Common Stock Certificate

 10.1  EntrePort Corporation 1999 Stock Option Plan

 10.2 Stock Purchase and Option Agreement between the Company and SportsWare Technologies, Inc.

 27.1  Financial Data Schedule

Signatures


  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ENTREPORT CORPORATION,
                              a Florida corporation


Date:  August 2, 1999         By: /s/ William A. Shue
                                 --------------------
                                 William A. Shue, Chief Executive Officer